

June 21, 2013

Via E-mail
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

Re: **Pepco Holdings, Inc.**
Atlantic City Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 3, 2013
File Nos. 001-31403 and 001-03559

Dear Mr. Rigby:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. Our review encompassed the parent company, and the Atlantic City Electric Company subsidiary listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to Atlantic City Electric Company, please address the issue separately.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 134

2. We refer you to Rule 5-02.20 of Regulation S-X. Please confirm the Accounts Payable and Accrued Liabilities as well as the Other line items within current liabilities do not require further disaggregation.

Consolidated Statements of Cash Flows, page 135

3. Please explain in detail and disclose what facts and circumstances triggered your reclassification of amounts within the Asset Removal Costs Regulatory Liability to Accumulated Depreciation.

Note 10. Pension and Other Postretirement Benefits, page 168

4. We note your disclosure on pages 172, 173 and 174 regarding your investment policy, strategy, target and actual plan asset mix, as well as your use of a 7.25% expected long-term rate of return for both the pension and other postretirement benefits plan assets as discussed on page 171. We also note that the actual and target plan asset allocations appear to be tailored toward different risk profiles. For example, you disclose that fixed income instruments constitute 62% and 35% of the target pension plan assets allocation, and other postretirement benefits plan assets allocation, respectively. Please explain in detail how you calculated your expected long-term rate of return for each plan. In your explanation, please specifically provide your expected return for each category of plan assets in order to arrive at the 7.25% expected rate of return utilized for each plan.

Note 12. Income Taxes

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits, page 190

5. Please tell us the nature of and amounts included within the $235 million of reductions in tax positions related to prior years.

Note 13. Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock

Equity Forward Transaction, page 195

6. You disclose on page 195 that your use of the equity forward transaction substantially eliminates future equity market price risk by fixing a common equity offering sales price under the then existing market conditions. Please explain in further detail the terms of the contract. Additionally, as you disclose that the contract had no fair value since it was

entered into at the then market price of your common stock, please tell us the market price of your common stock and date you entered into the contract, as well as whether, and why, you believe future equity market price risk was substantially eliminated based on the proceeds received of $17.39 per share of common stock.

Form 10-Q for the Three Months Ended March 31, 2013

Item 1. Financial Statements

Note 11. Income Taxes, page 29

7. We note your disclosure on page 30 that you established valuation allowances of $101 million against deferred tax assets related to certain transactions involving investments in aircraft and aircraft equipment, railcars and other assets, as well as the reasons for doing so. Please explain these transactions in further detail and expand on the reasons you disclosed on page 30 for establishing the allowance during the three months ended March 31, 2013, including the facts and timing of the circumstances specific to these transactions that you considered.

Exhibit 12.1

8. Item 503(d) of Regulation S-K requires the presentation of the last five fiscal years and the latest interim period for which financial statements are presented when the ratio of earnings to fixed charges is presented. Please revise or advise us why you have limited your presentation to the most recent interim period and last four fiscal years.

9. Instruction 2(A) to Item 503(d) of Regulation S-K requires the disclosure of the dollar amount of a deficiency in the ratio of earnings to fixed charges if the ratio indicates it is less than one-to-one coverage. Please revise or advise us why the dollar deficiency was not included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Joseph M. Rigby
Pepco Holdings, Inc.
Atlantic City Electric Company
June 21, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief